Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Eagle Hospitality Properties Trust, Inc. for the registration of 677,485 shares of its common stock and to the incorporation by reference therein of our reports dated February 28, 2006, with respect to the consolidated financial statements and schedule of Eagle Hospitality Properties Trust, Inc., Eagle Hospitality Properties Trust, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Eagle Hospitality Properties Trust, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

November 30, 2006